UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Bilibili Inc.

(Name of Subject Company (Issuer))

Bilibili Inc.

(Name of Filing Person (Issuer))

1.375% Convertible Senior Notes due 2026

(Title of Class of Securities)

090040AB2

(CUSIP Number of Class of Securities)

Xin Fan

Chief Financial Officer

Building 3, Guozheng Center

No. 485 Zhengli Road, Yangpu District

Shanghai 200433, People’s Republic of China

Telephone: +86 (21) 2509-9255

with copy to:

Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Yuting Wu, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Tower II, Jing An Kerry Centre 1539 Nanjing West Road Shanghai 200040, China Telephone: +86 (21) 6193-8200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO that was initially filed by Bilibili, Inc. (the “Company”) on February 20, 2024 (the “Schedule TO”) relating to the Company’s 1.375% Convertible Senior Notes due 2026 (the “Notes”).

This Amendment No. 1 relates to the final results of the Company’s repurchase of the Notes that have been validly surrendered for repurchase and not withdrawn pursuant to the Company’s Notice to the holders of the Notes (the “Holders”) dated February 20, 2024 (the “Repurchase Right Notice”). The information contained in the Schedule TO, including the Repurchase Right Notice, as supplemented and amended by the information contained in Item 11 below, is incorporated herein by reference. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

This Amendment No. 1 amends and supplements the Schedule TO as set forth below and constitutes the final amendment to the Schedule TO. This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

The repurchase right offer expired at 5:00 p.m., New York City time, on Thursday, March 28, 2024 (the “Expiration Date”). The Company has been advised by Deutsche Bank Trust Company Americas, as paying agent (the “Paying Agent”), that pursuant to the terms of the Repurchase Right Notice, US$429,331,000 aggregate principal amount of the Notes were validly surrendered and not withdrawn as of the Expiration Date. The Company has accepted all of the surrendered Notes for repurchase pursuant to the terms of the Repurchase Right Notice and has forwarded cash in payment of the Repurchase Price to the Paying Agent for distribution to the Holders that had exercised their Repurchase Right. The aggregate amount of the Repurchase Price is US$429,331,000. Following settlement of the repurchase, US$12,000 aggregate principal amount of the Notes will remain outstanding and continue to be subject to the existing terms of the Indenture and the Notes.

ITEM 12. EXHIBITS.

(a)	Exhibits.

(a)(1)*	Repurchase Right Notice to Holders of 1.375% Convertible Senior Notes due 2026 issued by the Company, dated as of February 20, 2024.

(a)(5)(A)*	Press Release issued by the Company, dated as of February 20, 2024.

(a)(5)(B)†	Press Release issued by the Company, dated as of March 29, 2024.

(b)	Not applicable.

(d)	Indenture, dated as of April 5, 2019, between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.5 to the Company’s annual report on Form 20-F, as amended, initially filed with the Securities and Exchange Commission on March 27, 2020 (File No. 001-38429)).

(g)	Not applicable.

(h)	Not applicable.

(b)	Filing Fee Exhibit

†	Filing Fee Table.

*	Previously filed.
†	Filed herewith.

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)*	Repurchase Right Notice to Holders of 1.375% Convertible Senior Notes due 2026 issued by the Company, dated as of February 20, 2024.

(a)(5)(A)*	Press Release issued by the Company, dated as of February 20, 2024.

(a)(5)(B)†	Press Release issued by the Company, dated as of March 29, 2024.

(d)	Indenture, dated as of April 5, 2019, between the Company and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.5 to the Company’s annual report on Form 20-F, as amended, initially filed with the Securities and Exchange Commission on March 27, 2020 (File No. 001-38429)).

(b)†	Filing Fee Table.

*	Previously filed.
†	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bilibili Inc.

By:	/s/ Rui Chen
	Name:	Rui Chen
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Dated: March 29, 2024